August 27, 2025

Jenny O’Shanick

Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Aptera Motors Corp.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted August 12, 2025
CIK No. 0001786471

Dear Ms. O’Shanick and Mr. Ingram:

We acknowledge receipt of the comments in the letter dated August 26, 2025 from the staff of the Division of Corporate Finance (the “Staff”) regarding Amendment No. 4 to the Draft Registration Statement on Form S-1 of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Amendment No. 4 to Draft Registration Statement on Form S-1

Management, page 44

1.	We note revised disclosure that Tom DaPolito is expected to serve as your interim chief financial officer upon the successful listing of your shares on Nasdaq, and it does not appear that this individual is expected to serve as your director. However, we note that you included a consent of director nominee, who will be appointed to your board of directors upon the effectiveness of the registration statement pursuant to Rule 438, as Exhibit 99.3 on page II-3. Please advise, or revise.

The Company has removed Exhibit 99.3, as Mr. DaPolito is not a director nominee.

2.	We note that your board of directors will be composed of four members, and Todd Butz and Tony Kirton are independent director nominees. We also note revised disclosures that these individuals will serve on your audit committee. In light of the disclosure on page 45 that Nasdaq requires a majority of your board of directors to be composed of independent directors and that three independent members are required to serve on the audit committee, please disclose any plans to appoint another independent director prior to listing on Nasdaq, and material related risks.

The Company has revised the registration statement to disclose its plans to appoint another independent director, as well as to disclose material related risks to appointing another independent director.

August 27, 2025

General

3.

Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

● Refer to footnotes 1 in the tables on pages 49 and 55. These do not appear in the prospectus. Please revise.
● Refer to footnote (***) in the table on page 59. This does not appear in the prospectus. Please revise.
● Refer to your revised intellectual property portfolio on page 43, which appears inconsistent with the disclosure on page 11. Please revise.

The Company has revised the registration statement to address the inconsistencies noted by the Staff.

Thank you again for the opportunity to respond to your questions to the Registration Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Chris Anthony, Chief Executive Officer, Aptera Motors Corp.